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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Commission File Number:  0-49888

                           Randgold Resources Limited
                           --------------------------
                 (Translation of registrant's name into English)

        La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ,
                                Channel Islands
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X             Form 40-F.........

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes .....        No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

         Attached to the Registrant's Form 6-K Filing for the month of March 2003, and incorporated by reference herein, are:



   Exhibit No.                        Description
   -----------                        -----------
        1.    Report for the Quarter and Year Ended 31 December 2002.
        2.    Press Release, dated February 12, 2003, entitled "Randgold
              Resources Accelerates Quest for Growth Opportunities as
              Profits Soar".
        3.    Press Release, dated February 12, 2003, entitled "Exceptionally
              High Grades Propel Randgold Resources to Record Profit".
        4.    Press Release, entitled "Randgold Resources ADR Ratio Change".
        5.    Press Release, dated March 5, 2003, entitled "ADR Split Designed to Create Further Liquidity".


         This Form 6-k and the exhibits contained herein are explicitly incorporated by reference into to the Registrant's registration statement on Form S-8 filed with the Securities and Exchange Commission on February 14, 2003.



















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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              RANDGOLD RESOURCES LIMITED



                              By: /s/ David J. Haddon
                                  -------------------
                                  David J. Haddon
                                  Group Company Secretary



Dated: March 7, 2003